Exhibit 99.1

NEWS RELEASE

NORTH AMERICAN ENERGY PARTNERS ANNOUNCES RESULTS FOR THE YEAR ENDED DECEMBER 31, 2014

Edmonton, Alberta, February 17, 2015 - North American Energy Partners Inc. (“NAEP” or “the Company”) (TSX & NYSE: NOA) today announced results for the quarter and year ended December 31, 2014.

Martin Ferron, President and Chief Executive Officer of the Company, commented, "We were pleased to produce a strong end to another year, distinguished by much improved financial performance and health."

"The strategic plan we embarked on 30 months ago was designed to allow us to deal better with the cyclical downturns that are a constant risk in our industry. Well, we are certainly now faced with such a downturn and for 2015 we will focus on being a key part of a cost solution for our oil sands customers, while redoubling our efforts to find revenue diversification.  We intend to manage our business with the clear objective of continuing to produce operating cash flow."

The Company has prepared its consolidated financial statements in conformity with accounting principles generally accepted in the United States (US GAAP). Unless otherwise specified, all dollar amounts discussed are in Canadian dollars.  All comparative year-end figures for prior years represent four quarters ending December 31.

Highlights of the Year Ended December 31, 2014

•	Consolidated EBITDA earned from continuing operations of $64.4 million is up from $43.5 million for the year ended December 31, 2013.

•	Consolidated EBITDA margin from continuing operations of 13.7% is up from 9.2% for the year ended December 31, 2013.

•	Revenue of $471.8 million is almost equivalent to $470.5 million for the year ended December 31, 2013.

•
On February 19, 2014, NAEP announced that its Board of Directors had approved the implementation of a new dividend policy and that the Company intends to pay an annual aggregate dividend of $0.08 per common share, payable on a quarterly basis. The first quarterly dividend payment of $0.02 was made on April 21, 2014 to shareholders of record at March 31, 2014.

•	NAEP redeemed $10.0 million of its 9.125% Series 1 Debentures on April 8, 2014.

•
On May 1, 2014, as a result of improved financial performance in 2013 and its belief that this performance should be sustainable, Standard & Poor's upgraded the Company’s long-term corporate credit and senior unsecured debt ratings to "B" from the previous ratings of "B-".

•
On May 8, 2014, NAEP announced that the Company, HGI Funding LLC (“HGI Funding”) and Front Street Re (Cayman) Ltd. (“Front Street”) entered into an agreement with a syndicate of investment dealers with respect to a secondary offering by HGI Funding and Front Street of all NAEP voting common shares held by HGI Funding and Front Street. Under the agreement, the syndicate agreed to purchase 7,032,322 voting common shares at a purchase price of $8.55 per common share. The secondary offering closed on June 10, 2014. HGI Funding and Front Street were collectively the Company’s largest shareholder and had owned an equivalent of 20.1% of the issued and outstanding voting common shares on a non-diluted basis.  NAEP did not receive any proceeds from the offering.

NEWS RELEASE

•
On December 12, 2014, NAEP announced its intention to purchase and subsequently cancel up to 1,771,195 of its voting common shares, representing approximately 5% of its total issued and outstanding voting common shares.

•	On December 22, 2014, NAEP purchased $6.3 million of its 9.125% Series 1 Debentures, for cancellation, at a price of $960 per $1,000 principal amount.

Highlights of Events Post Fourth Quarter

•
On January 2, 2015, NAEP received $36.3 million in net proceeds from Canadian Natural for the sale of its contract-specific equipment under the terms of its long-term overburden removal contract on the Horizon mine.

Consolidated Financial Highlights

	Year Ended December 31,		Three Months Ended December 31,
(dollars in thousands, except per share amounts)	2014	2013	2014	2013
Revenue	$471,777	$470,484	$113,179	$108,914
Project costs	216,342	180,348	58,519	40,476
Equipment costs	161,108	207,906	32,599	43,999
Depreciation	42,927	36,491	11,935	7,638
Gross profit	51,400	45,739	10,126	16,801
Gross profit margin	10.9%	9.7%	8.9%	15.4%
Select financial information:
General and administrative expenses (excluding stock-based compensation)	30,157	33,708	8,055	7,973
Stock-based compensation expense (benefit)	3,305	6,193	(2,183)	1,644
Operating income (loss)	11,599	(2,683)	1,037	5,559
Interest expense	12,235	21,697	3,218	3,220
Net (loss) income from continuing operations	(697)	(18,047)	(1,534)	5,498
Net (loss) profit margin from continuing operations	(0.1)%	(3.8)%	(1.4)%	5.0%
Net (loss) income from discontinued operations	(472)	87,231	(472)	36
Net (loss) income	(1,169)	69,184	(2,006)	5,534
EBITDA from continuing operations (1)	$58,082	$37,315	$14,430	$18,515
Consolidated EBITDA from continuing operations	$64,442	$43,466	$17,013	$15,063
Consolidated EBITDA margin from continuing operations	13.7%	9.2%	15.0%	13.8%
Per share information - continuing operations
Net (loss) income - Basic	$(0.02)	$(0.50)	$(0.04)	$0.15
Net (loss) income - Diluted	$(0.02)	$(0.50)	$(0.04)	$0.15
Per share information - discontinued operations
Net (loss) income - Basic	$(0.01)	$2.41	$(0.01)	$—
Net (loss) income - Diluted	$(0.01)	$2.39	$(0.01)	$—
Per share information
Net (loss) income - Basic	$(0.03)	$1.91	$(0.05)	$0.15
Net (loss) income - Diluted	$(0.03)	$1.89	$(0.05)	$0.15
Cash dividend per share	$0.08	$0.00	$0.02	$0.00

(1)	A reconciliation of net income from continuing operations to EBITDA and Consolidated EBITDA follows in the Consolidated EBITDA section.

NEWS RELEASE

Results from Continuing Operations for the Year Ended December 31, 2014

For the year ended December 31, 2014, revenue was $471.8 million, up from $470.5 million for the year ended December 31, 2013. The equivalent revenue in 2014 reflects the Company’s significant site development project work performed at the Fort Hills mine and road construction work on the Highway 63 project. This offset the completion of heavy civil construction work completed in 2013 on the Mildred Lake Mine Relocation ("MLMR") project at the Base Plant mine and the wind-down of site development activity at the Joslyn mine, as a result of the May 29, 2014, announcement by the customer that the mine development project has been suspended.

For the year ended December 31, 2014, gross profit was $51.4 million or 10.9% of revenue, up from $45.7 million or 9.7% of revenue in the previous year. Strong margins on civil construction and mine support activities helped to offset the cost impacts of the shutdown at the Millennium mine and the negative margin impact of an increase in the use of rental equipment to support the civil construction volumes. In addition, gross profit was negatively affected by a $5.7 million write-down on plant and equipment and assets held for sale (1.2% of revenue) charged to depreciation during the year. The benefits of a strong focus on cost control and a shift from lower margin overburden removal related activities helped to mitigate the negative margin impact of higher than expected number of weather delays on the Highway 63 project.

For the year ended December 31, 2014, operating income was $11.6 million, compared to an operating loss of $2.7 million during the year ended December 31, 2013. The improvement in operating income for the current year was a result of higher gross profit in the current year, a $3.6 million reduction in general and administrative (“G&A”) expense (excluding stock-based compensation expense) and a $2.9 million decrease in stock-based compensation cost.

For the year ended December 31, 2014, the Company recorded a net loss of $0.7 million (basic and diluted loss per share of $0.02), compared to a net loss of $18.0 million (basic and diluted loss per share of $0.50) for the year ended December 31, 2013. The current year did not include any non-cash, non-recurring items affecting net income. Non-cash items affecting net income in the year ended December 31, 2013 included non-cash gains on embedded derivatives. Excluding these non-cash items from the prior-year results, net loss would have been $22.9 million (basic and diluted loss per share of $0.64).

Results from Continuing Operations for the Fourth Quarter

For the three months ended December 31, 2014, consolidated revenue was $113.2 million, up from $108.9 million in the same period last year. This increase resulted from strong site development volumes at the Fort Hills mine combined with MSE wall construction revenue from projects completed at both the Fort Hills and Horizon mines during the quarter. This increased project work offset lower demand for mine support services at the Base Plant and Millennium mine sites and the wind-down of site development activity at the Joslyn mine, with the suspension of the mine development project by the customer. Revenue was also lower at the Horizon mine as the customer took over responsibility for equipment supply chain costs at the start of 2014 on this cost reimbursable overburden removal contract. The previous year's revenue benefited from heavy civil construction activity on the MLMR project at the Base Plant mine.

NEWS RELEASE

For the three months ended December 31, 2014, gross profit was $10.1 million or 8.9% of revenue, down from a gross profit of $16.8 million or 15.4% of revenue during the same period last year. In the current quarter, performance was negatively impacted by a $1.9 million charge to depreciation for the write-down of assets held for sale (1.7% of revenue) and interrupted productivity on a contract due to a high volume of client required changes and a second project that experienced lower than expected productivity due to a higher number of inclement weather days. These negative impacts were partially offset by strong performance on civil construction and mine support projects, despite an increase in rental equipment requirements to support these projects and the continued benefit of equipment cost efficiencies. Prior year performance included a claim settlement on a construction project and strong performance on a second project.

For the three months ended December 31, 2014, operating income was $1.0 million, compared to operating income of $5.6 million during the same period last year. The reduction in operating income resulted primarily from lower gross profit in the current year, partially offset by a $3.8 million decrease in stock-based compensation expense compared to 2013, reflecting the revaluation of the Company’s liability related awards from fluctuations in NAEP’s share price. G&A expense (excluding stock-based compensation expense) was $8.1 million for the three months ended December 31, 2014, similar to the $8.0 million in the same period last year.

For the three months ended December 31, 2014, net loss from continuing operations was $1.5 million (basic and diluted loss per share of $0.04), compared to a net income of $5.5 million (basic and diluted income per share of $0.15) during the same period last year. The current year did not include any non-cash, non-recurring items affecting net income. Non-cash items affecting net income in the prior periods included non-cash gains on embedded derivatives. Excluding these non-cash items from the prior-year results, net income would have been $2.1 million (basic and diluted income per share of $0.06).

Outlook

As oil prices began to decline dramatically, many parties started to question the viability of oil sands mining as a cost effective means of oil extraction. Some predicted that existing mines would be closed down and construction work at the new mine, Fort Hills, halted. However, all of the mine owners have recently stated that while capital would be cut on other projects, including new SAGD opportunities, production would be maintained or even enhanced at their mines. The owners of the Horizon and Kearl mines redirected capital expenditures from elsewhere to continue funding production growth. The operator of the Fort Hills mine confirmed that current economic conditions, mainly the much depreciated Canadian dollar and cost savings would be used to continue to support construction, with a view to first production in late 2017.

NAEP’s customers are looking for new ways to cut costs in this low oil price environment. Improvements in the Company’s financial performance over the last 30 months have been achieved while sharing incremental cost savings with its clients. The Company believes it can build on this partnership with its customers as they are open to new ideas and initiatives.

NAEP has winter work throughout the oil sands for the first quarter of 2015, and it is bidding for construction work which will commence after spring break up.  Overall, the Company anticipates first half performance to be similar to that of last year, normalized for Canadian Natural assuming ownership and maintenance responsibilities for contract-related equipment on the Horizon mine. In the second quarter the Company should have better insight into the second half of the year in the oil sands.

NEWS RELEASE

Outside of the oil sands, NAEP is pleased to be bidding for a larger than expected site preparations package at the recently sanctioned Site C hydro-electric dam project in northeastern British Columbia. Early civil work is scheduled to begin in May, at which time the Company will likely be bidding for the main civil package on this project.

The Company’s recent debt reduction initiatives with a focus on lowering its cost of debt, combined with a stronger balance sheet and improved operating cost structure will, it believes, provide a stable base to endure the current uncertainties, allow it to remain competitive in its pricing and provide it with the ability to take advantage of organic growth and acquisition opportunities that may arise.

In summary, NAEP continues to pursue heavy and light civil construction contracts in the oil sands, along with other major resource projects and provincial highway and infrastructure projects across Canada. The Company continues to improve operating performance in order to maintain, or grow, its share of available work. The Company’s clear objective for 2015 is to demonstrate resilience of cash flow in a very challenging operating environment.

Conference Call and Webcast

Management will hold a conference call and webcast to discuss its financial results for the quarter ended December 31, 2014 tomorrow, Wednesday, February 18th at 9:00am Eastern time.

The call can be accessed by dialing:

Toll free: 1-877-407-8031
International: 1-201-689-8031

A replay will be available through March 18, 2015, by dialing:

Toll Free: 1-877-660-6853
International: 1-201-612-7415
Conference ID: 13600427

The live and archived webcast can be accessed at: http://www.investorcalendar.com/IC/CEPage.asp?ID=173621

Non-GAAP Financial Measures

This release contains non-GAAP financial measures. These measures do not have standardized meanings under US GAAP and are therefore unlikely to be comparable to similar measures used by other companies. The non-GAAP financial measure disclosed by the Company in this release is Consolidated EBITDA (as defined within the credit agreement). The Company provides a reconciliation of Consolidated EBITDA to net income reported in accordance with US GAAP below. Investors and readers are encouraged to review the reconciliation of this non-GAAP financial measure to reported net income.

NEWS RELEASE

Consolidated EBITDA

Consolidated EBITDA is a measure defined in the Company’s credit agreement. It is defined as EBITDA (which is calculated as net income before interest, income taxes, depreciation and amortization) excluding the effects of non-cash currency translation gain or loss, mark-to-market gain or loss on derivative financial instruments, non-cash stock-based compensation expense and certain other non-cash items including the impairment of goodwill. The credit agreement requires the Company to satisfy certain financial covenants with reference to Consolidated EBITDA. Non-compliance with these financial covenants could result in the Company being required to immediately repay all amounts outstanding under its credit facility. The Company believes that EBITDA is a meaningful measure of the performance of its business because it excludes items, such as interest, income taxes, depreciation and amortization that are not directly related to the operating performance of its business. Management reviews EBITDA to determine whether plant and equipment are being allocated efficiently. In addition, the Company’s credit facility requires the Company to maintain a minimum fixed charge cover ratio and a maximum senior leverage ratio, both of which are calculated using Consolidated EBITDA. Consolidated EBITDA has important limitations as an analytical tool and should not be considered in isolation or as a substitute for analysis of the Company's results as reported under US GAAP. Consolidated EBITDA should not be considered as an alternative to operating income or net income as a measure of operating performance or cash flows as a measure of liquidity. A reconciliation of Consolidated EBITDA to net income (loss) is as follows:

	Year Ended December 31,		Three Months Ended December 31,
(dollars in thousands)	2014	2013	2014	2013
Net (loss) income from continuing operations	$(697)	$(18,047)	$(1,534)	$5,498
Adjustments:
Interest expense, net	12,235	21,697	3,218	3,220
Income tax (benefit) expense	(31)	(6,102)	(417)	1,403
Depreciation	42,927	36,491	11,935	7,638
Amortization of intangible assets	3,648	3,276	1,228	756
EBITDA from continuing operations	$58,082	$37,315	$14,430	$18,515
Adjustments:
Unrealized gain on derivative financial instruments	—	(6,551)	—	(4,528)
Loss on disposal of plant and equipment	2,777	3,033	2,032	784
(Gain) loss on disposal of assets held for sale	(86)	2,212	(43)	85
Equity classified stock-based compensation expense	3,615	981	844	207
(Gain) loss on debt extinguishment	54	6,476	(250)	—
Consolidated EBITDA from continuing operations	$64,442	$43,466	$17,013	$15,063
Consolidated EBITDA from discontinued operations	$(472)	$9,577	$(472)	$(323)
Consolidated EBITDA	$63,970	$53,043	$16,541	$14,740

Forward-Looking Information

The information provided in this release contains forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words “may”, “could”, “would”, “should”, “believe”, “expect”, “anticipate”, “plan”, “estimate”, “target”, ‘project”, “intend”, “continue”, “further” or similar expressions. Examples of forward-looking information includes the expected activity levels based on activity at the Kearl, Horizon, and Fort Hills mines, with respect to the Site C Hydro project in British Columbia the expected possible early works package release in the first quarter of 2015 with the main package expected to follow by early summer and the belief that the Company’s improved cost structure will drive strong profitability as additional revenue opportunities develop. Actual results could differ materially from those contemplated by such forward-looking statements as a result of any number of factors and uncertainties, many of which are beyond the Company’s control. Important factors that could cause actual results to differ materially from those in forward-looking statements include general economic and market conditions, success of business development efforts, changes in oil and gas prices, availability of a skilled labour force, internal controls, general economic conditions, terms of NAEP’s debt instruments, exchange rate fluctuations, weather conditions, performance of NAEP’s customers, access to equipment, changes in laws and ability to execute transactions. Undue reliance should not be placed upon forward-looking statements and NAEP undertakes no obligation, other than those required by applicable law, to update or revise those statements.

NEWS RELEASE

For more complete information about NAEP you should read the Company’s disclosure documents that have been filed with the SEC and the CSA. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedar.com.

About the Company

North American Energy Partners Inc. (www.naepi.ca) is the premier provider of heavy construction and mining services in Canada. For more than 50 years, NAEP has provided services to large oil, natural gas and resource companies, with a principal focus on the Canadian oil sands. The Company maintains one of the largest independently owned equipment fleets in the region.

For further information contact:

David Brunetta, CMA
Director, Investor Relations
North American Energy Partners Inc.
(780) 969-5574
dbrunetta@nacg.ca
www.naepi.ca